FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s news release dated December 10, 2010 (except that for purposes of this report a legend appearing on the original press release indicating that it was not for distribution to U.S. newswire services or for dissemination to the United States has been deleted).  This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

Neither the Series A Shares nor the Series B Shares referenced in the attached press release which are being offered in a Canadian only public offering, have been or will be registered under the United States Securities Act of 1933, as amended (the "US Securities Act").  The preferred shares will not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the US Securities Act.  The furnishing of this report is not an offer to sell or a solicitation of an offer to buy any securities.

99.1	Press release dated December 10, 2010 announcing "TransAlta closes $300 million sale of preferred shares"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/ Maryse St.-Laurent
Maryse St.-Laurent
Vice-President &
Corporate Secretary

Date: December 10, 2010

EXHIBIT INDEX

99.1	Press release dated December 10, 2010 announcing "TransAlta closes $300 million sale of preferred shares"